EXHIBIT 99.77.D
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ITEM 77.D

1. CHANGES TO INVESTMENT POLICY - DLB SMALL COMPANY OPPORTUNITIES FUND Effective September 4, 2000, the DLB Small Companies Opportunities Fund changed the capitalization range in which the Fund can invest as follows:

         "The Fund will invest primarily in equity securities of micro capitalization companies. Micro capitalization companies are those with capitalizations at the time of purchase of no more than 50% of the weighted average market capitalization of the Russell 2000 Index, measured as of the last time the Index was rebalanced, which is generally June 30 of each year. (This 50% figure was approximately $465 million as of June 30, 2000). The Fund may also invest to a lesser extent in companies with market capitalizations in excess of 50% of the weighted average market capitalization of the Russell 2000 Index."